

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2013

Via E-mail
Ofer Haviv
President and Chief Executive Officer
Evogene Ltd.
13 Gad Feinstein Street
Park Rehovot P.O.B. 2100
Rehovot 76121
Israel

> **Re: Evogene Ltd.**
> **Amendment No. 1 to**
> **Registration Statement on Form F-1**
> **Filed October 11, 2013**
> **File No. 333-191315**

Dear Mr. Haviv:

We have reviewed your response to our prior comment letter to you dated October 7, 2013 and have the following additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Application of Critical Accounting Policies and Estimates, page 54

Share-Based Compensation, page 55

1. We note from your response to our prior comment 6 that you do not believe our comment regarding differences between the fair value of options granted and the estimated public offering price is applicable. Although your stock is publicly traded on the Tel Aviv Stock Exchange, we continue to believe that a discussion of each significant factor contributing to the difference between the fair value of the options granted during 2012 and 2013 and the estimated public offering price for your offering in the United States would be useful to investors. This discussion should generally explain any significant intervening events and reasons for changes in assumptions, as well as the weighting of expected outcomes that resulted in the changes in the fair value of your shares and related stock-based compensation. You may also include relevant disclosure as to how your expected IPO price for the NYSE listing compares to your recent trading price on the TASE.

<u>Financial Statements, page F-1</u>

<u>General</u>

2. Please revise to remove the restrictive legend that follows the report of the independent registered public accounting firm and the consent of the independent registered public accounting firm prior to the planned effectiveness of the Form F-1 registration statement.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: <u>Via E-mail</u>
         Joshua G. Kiernan, Esq.